EXHIBIT 99.3

TRANSACTIONS IN ADSS AND ORDINARY SHARES BY EACH REPORTING PERSON DURING THE PAST 60 DAYS

Reporting Person	Trade Date	Type of Transaction	Number of ADSs	Number of Underlying Ordinary Shares	Average Price Per ADS (excluding commissions) (US$)
Fidelidade — Companhia de Seguros, S.A.	May 27, 2014	Purchase	29,100	14,550	$5.90
Fidelidade — Companhia de Seguros, S.A.	May 28, 2014	Purchase	10,016	5,008	$5.98
Fidelidade — Companhia de Seguros, S.A.	July 24, 2014	Purchase	8,331,852	4,165,926	$5.90